N E W S R E L E A S E

June 30, 2011

Nevsun Corporate Update

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) announces that the Company continues to work towards finalizing its arrangements regarding the purchase of 30% of the company by the Eritrean National Mining Corporation (ENAMCO) from Nevsun. The Company had previously given guidance on May 3 that the purchase price would be determined by June 30, 2011. The price determination is subject to a process involving two independent international institutions that have now submitted their draft reports. Nevsun and ENAMCO are reviewing the results and will advise when the amount is finalized.

Forward Looking Statements: The above contains forward-looking statements regarding the arrangements with the State of Eritrea. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-14.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com